EXHIBIT 99.1

Zhangmen Education Inc. Announces Changes in Management

SHANGHAI, China – July 5, 2022 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (OTCMKTS: ZMENY), a leading online education company in China, today announced one change in its senior management team. Mr. Zengchou Yan has been appointed as the Company’s Executive Officer of the Smart Devices Department, effective as of July 5, 2022. In this role, Mr. Yan will participate in the business development and strategic planning of the Company’s smart devices business. To focus his time and energy on this new role, Mr. Yan has tendered his resignation from his position as the Executive Officer of Finance, effective as of the same date. The Company has initiated a search for a permanent Executive Officer of Finance with the necessary capabilities and qualifications. Mr. Yi Zhang, Chief Executive Officer of the Company, will serve as the Company’s interim principal financial and accounting officer.

About Zhangmen Education Inc.

Zhangmen Education Inc. (OTCMKTS: ZMENY) is a leading online education company in China providing quality-oriented education to students and on-campus education services to educational institutions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com